UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter ended September 30, 2016

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited is incorporating by reference certain information set forth in Exhibit 99.1 (only its unaudited consolidated financial statements as of September 30, 2016 and for the three months and six months ended September 30, 2016 and 2015 comprising “Consolidated Statement Of Financial Position”, “Consolidated Statement Of Profit Or Loss And Other Comprehensive Income (Loss)”, “Consolidated Statement Of Changes In Equity” And “Consolidated Statement Of Cash Flows”, and the sections titled, “Other Information — Share Repurchase”, “Material Recent Developments Since September 30, 2016”, “Fiscal 2017 Second Quarter Financial Results”, “About Non-IFRS Financial Measures”, “Important Information”, “Safe Harbor Statement” and “Reconciliation Of IFRS To Non-IFRS Financial Measures”) to this Form 6-K into its registration statement on Form F-3 (File No. 333-193943) filed with the United States Securities and Exchange Commission on February 14, 2014, as amended, which became effective on March 10, 2014.

Other Events

On October 26, 2016, MakeMyTrip Limited issued an earnings release announcing its unaudited financial results for the second fiscal quarter 2017 (i.e. quarter ended September 30, 2016). A copy of the earnings release dated October 26, 2016 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated October 26, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2016

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated October 26, 2016.